                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSIOM
                              WASHINGTON, DC 20549

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        FILED UNDER SECTION 33(a) OF THE

       PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED (the "Act")

                             MACHALAPOWER CIA. LTDA.
                       (Name of foreign utility company )


                               NOBLE ENERGY, INC.
    (Name of filing company, if filed on behalf of a foreign utility company)


ITEM 1

State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

Name and Ownership
------------------
MachalaPower Cia. Ltda. ("MachalaPower"), a Cayman Islands company, is a wholly-owned subsidiary of Samedan International, a Cayman Islands company, which in turn is a wholly-owned subsidiary of Samedan of North Africa, Inc., a Delaware corporation, which is in turn a wholly-owned subsidiary of Noble Energy, Inc., a Delaware corporation ("Noble"). Noble hereby notifies the Securities Exchange Commission (the "Commission"), pursuant to Section 33(a) of the Act and Rule 57 thereunder, that MachalaPower is a foreign utility company within the meaning of Section 33(a) of the Act.

Business Address
----------------
MachalaPower's business address is as follows: Av Amazonas #4430, Edificio Banco Amazonas, Oficina 601, Quito, Ecuador.

Description of Facilities
-------------------------
The Generation Facility owned by MachalaPower consists of two Simple Cycle Gas Turbines capable of producing a total of 130MW of electricity. It is a merchant power plant that produces electricity into the Ecuadorian power market. The facility is located at Bajo Alto, Province of El Oro, Republic of Ecuador.

MachalaPower neither owns nor operates any other facilities used for the transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

ITEM 2

State the name of any domestic associate public utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public entity company for its interest in the foreign utility company.

Domestic Associate Public Utility Company
-----------------------------------------
There are no domestic associate public utility companies, as defined under
Section 2(a) of the Act, to disclose.


                                    EXHIBIT A

If applicable, the state certification(s) required under Section 33(a)(2) of the Act. Certification(s) previously filed with the Commission may be incorporated by reference. If the certification(s) is not available at the time of filing the Form U-57, so state, and undertake to file such certification as an amendment when available; however, foreign utility company status will not be deemed obtained until all required certification(s) have been filed.

There are no state certifications required under Section 33(a)(2) of the Act.


                                    SIGNATURE

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized on this

                                          NOBLE ENERGY, INC.


                                          By: /s/ Albert D. Hoppe
                                             -----------------------------------
                                             Albert D. Hoppe
                                             Senior Vice President, General
                                             Counsel and Secretary


                                       2